Filed by Galena Biopharma, Inc.

pursuant to Rule 425 under

the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b) under

the Securities Exchange Act of 1934, as amended

Subject Company: SELLAS Life Sciences Group Ltd

File No. of Related Registration Statement: 333-220592

Galena Biopharma, Inc. (“Galena”) made the following communications in connection with the proposed merger pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated August 7, 2017 and amended as of November 5, 2017, by and among Galena, SELLAS Life Sciences Group Ltd, Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and Galena Bermuda Merger Sub, Ltd.:

(i)	an email from Stephen F. Ghiglieri to a stockholder of Galena, dated December 8, 2017; and

(ii)	an email from Stephen F. Ghiglieri to a stockholder of Galena, dated December 11, 2017.

The following is the substantive content of an email from Stephen F. Ghiglieri to a stockholder of Galena, dated December 8, 2017:

[name omitted]

Greetings – it has been many years – when we connected when I was at [name omitted].

I see your name on our shareholder list at Galena Biopharma – we are in the late stages of proxy solicitation – for our merger with Sellas Lifescience

Would you please help us out and place your vote by calling 1800 322 2885 – it should only take a couple of minutes

First 3 measures are critical to the merger passing.

Our shareholder vote is next week so doing this today would be very helpful

Thank you for your support

Stephen

The following is the substantive content of an email from Stephen F. Ghiglieri to a stockholder of Galena, dated December 11, 2017:

Dear Mr [name omitted]:

I was given your name and email by someone at your firm who indicated that you can assist me in connecting with [name omitted].

I am the CEO of Galena Biopharma – and [name omitted] holds approx. [amount omitted] shares of stock in Galena.

We are conducting a special shareholders meeting later this week to vote to approve a merger of Galena with Sellas Lifescience.

I am requesting your assistance in connecting with whomever can vote the shares of [name omitted].

To vote those shares, the appropriate representative can call 1 800 322 2885 and place the vote directly, if at all possible today.

The board of directors is recommending a FOR vote for all measures in the proxy.

The first 3 measures are required to pass in order for the Merger to proceed.

If you have any questions, please let me know as soon as possible – I can be reached by return email or at [phone number omitted]

Thank you for your assistance

Stephen

[The following legend was not included in the emails:

Additional Information about the Proposed Merger involving Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd and Where to Find It

In connection with the proposed merger, Galena and SELLAS have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a final proxy statement/prospectus/consent solicitation statement dated November 6, 2017 and filed with the SEC pursuant to Rule 424(b)(3) on November 8, 2017 (the “final proxy statement/prospectus/consent solicitation statement”). Galena and SELLAS have mailed the final proxy statement/prospectus/consent solicitation statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read the final proxy statement/prospectus/consent solicitation statement because it contains important information about Galena, SELLAS and the proposed merger. The final proxy statement/prospectus/consent solicitation statement, other relevant materials and any other documents filed by Galena with the SEC (when they become available), may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, copies of the documents filed with the SEC by Galena will be available free of charge on Galena’s website at www.galenabiopharma.com (under “Investors”—“Financials”) or by directing a written request to: Galena Biopharma, Inc., 2000 Crow Canyon Place, Suite 380, San Ramon, CA 94583, Attention: Investor Relations or by email to: ir@galenabiopharma.com. Investors and stockholders are urged to read the final proxy statement/prospectus/consent solicitation statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.]